UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )*

Argyle Security, Inc.
(Name of Issuer)
Common Stock, par value $0.0001
(Title of Class of Securities)
040311102
(CUSIP Number)
Mezzanine Management Limited
Century House
16 Par la Ville Road
Hamilton, Bermuda
Attention: Arthur Morris
(441) 296-8099
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 1, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	040311102	13D

1	NAMES OF REPORTING PERSONS Mezzanine Management Fund IV A, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United Kingdom

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,300,100

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		5,300,100

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,300,100 shares of common stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	48.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

Page 2 of 18 Pages

CUSIP No.	040311102	13D

1	NAMES OF REPORTING PERSONS Mezzanine Management Fund IV Coinvest A, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United Kingdom

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		69,700

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		69,700

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	69,700 shares of common stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

Page 3 of 18 Pages

CUSIP No.	040311102	13D

1	NAMES OF REPORTING PERSONS Mezzanine Management Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Bermuda

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,369,800

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		5,369,800

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,369,800 shares of common stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	49.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

Page 4 of 18 Pages

CUSIP No.	040311102	13D

1	NAMES OF REPORTING PERSONS William Blair Mezzanine Capital Fund III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		542,417(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		542,417(1)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

542,417 shares of common stock(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) Voting power is exercised through its sole general partner, William Blair Mezzanine Capital Partners III, L.L.C.

Page 5 of 18 Pages

CUSIP No.	040311102	13D

1	NAMES OF REPORTING PERSONS William Blair Mezzanine Capital Partners III, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		542,417(1)(2)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		542,417(1)(2)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

542,417 shares of common stock(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Solely in its capacity as the sole general partner of William Blair Mezzanine Capital Fund III, L.P.
(2) Power is exercised through its members, William Blair & Company, L.L.C., and Wilblairco Associates, and its Initial Managing Directors, Timothy J. Mackenzie, Terrance M. Shipp and Marc J. Walfish.

Page 6 of 18 Pages

CUSIP No.	040311102	13D

1	NAMES OF REPORTING PERSONS William Blair & Company, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		542,417(1)(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

542,417(1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

542,417 shares of common stock(1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

BD
(1) Solely in its capacity as a member of William Blair Mezzanine Capital Partners III, L.L.C.
(2) Power is exercised through its principals.

Page 7 of 18 Pages

CUSIP No.	040311102	13D

1	NAMES OF REPORTING PERSONS Wilblairco Associates

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Illinois

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		542,417(1)(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

542,417(1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

542,417 shares of common stock(1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Solely in its capacity as a member of William Blair Mezzanine Capital Partners III, L.L.C.
(2) Power is exercised through its principals.

Page 8 of 18 Pages

CUSIP No.	040311102	13D

1	NAMES OF REPORTING PERSONS Timothy J. MacKenzie

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		542,417(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

542,417(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

542,417 shares of common stock(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Solely in his capacity as an Initial Managing Director of William Blair Mezzanine Capital Partners III, L.L.C.

Page 9 of 18 Pages

CUSIP No.	040311102	13D

1	NAMES OF REPORTING PERSONS Terrance M. Shipp

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		542,417(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

542,417(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

542,417 shares of common stock(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Solely in his capacity as an Initial Managing Director of William Blair Mezzanine Capital Partners III, L.L.C.

Page 10 of 18 Pages

CUSIP No.	040311102	13D

1	NAMES OF REPORTING PERSONS Marc J. Walfish

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		542,417(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

542,417(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

542,417 shares of common stock(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Solely in his capacity as an Initial Managing Director of William Blair Mezzanine Capital Partners III, L.L.C.

Page 11 of 18 Pages

CUSIP No.	040311102	13D
Item 1. Security and Issuer.
This Schedule 13D relates to the common stock, par value $0.0001 (the “Common Stock”), of Argyle Security, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 200 Concord Plaza, Suite 700, San Antonio, Texas 78216.
On October 1, 2009, stockholders of the Issuer, owning beneficially and of record more than 50% of the issued and outstanding Common Stock agreed to form a majority stockholder group (the “Majority Stockholder Group”) for the sole purpose of effecting a change in the composition of the Issuer’s board of directors.
Item 2. Identity and Background.
The members of the reporting group on whose behalf this statement is filed, and which includes the Majority Stockholder Group, consist of the following:
1.
Mezzanine Management Fund IV A, L.P., a limited partnership organized under the laws of the United Kingdom (“Fund IV”). The principal business of Fund IV is to make investments. The address of the principal office of Fund IV is Century House, 16 Par la Ville Road, Hamilton, Bermuda.

2.
Mezzanine Management Fund IV Coinvest A, L.P., a limited partnership organized under the laws of the United Kingdom (“Fund IV Coinvest”). The principal business of Fund IV Coinvest is to make investments. The principal business of Fund IV Coinvest is to make investments. The address of the principal office of Fund IV Coinvest is Century House, 16 Par la Ville Road, Hamilton, Bermuda.

3.
Mezzanine Management Limited, a limited partnership organized under the laws of Bermuda (“Mezzanine”). The principal business of Mezzanine is to make investments. The principal business of Mezzanine is to make investments. The address of the principal office of Mezzanine is Century House, 16 Par la Ville Road, Hamilton, Bermuda.

4.
William Blair Mezzanine Capital Fund III, L.P., a limited partnership organized under the laws of Delaware (“Blair Mezzanine Fund”). The principal business of Blair Mezzanine Fund is to make investments. The address of the principal office of Blair Mezzanine Fund is 303 West Madison Street, Suite 2100, Chicago, Illinois 60606.

5.
William Blair Mezzanine Capital Partners III, L.L.C., a limited liability company organized under the laws of Delaware (“Blair General Partner”). The principal business of Blair General Partner is to manage Blair Mezzanine Fund. The address of the principal office of Blair General Partner is 303 West Madison Street, Suite 2100, Chicago, Illinois 60606.

6.	William Blair & Company, L.L.C., a limited liability company organized under the laws of Delaware (“Blair”). The principal business of Blair is to make investments.

Page 12 of 18 Pages

CUSIP No.	040311102	13D
The address of the principal office of Blair is 303 West Madison Street, Suite 2100, Chicago, Illinois 60606.

7.
Wilblairco Associates, a general partnership organized under the laws of Illinois (“Blairco”). The principal business of Blairco is to make investments. The address of the principal office of Blairco is 303 West Madison Street, Suite 2100, Chicago, Illinois 60606.

8.
Timothy J. MacKenzie (“MacKenzie”) is a citizen of the United States. His principal occupation is the management of investments, including his role as an Initial Managing Director of Blair General Partner.

9.	Terrance M. Shipp (“Shipp”) is a citizen of the United States. His principal occupation is the management of investments, including his role as an Initial Managing Director of Blair General Partner.

10.	Marc J. Walfish (“Walfish”) is a citizen of the United States. His principal occupation is the management of investments, including his role as an Initial Managing Director of Blair General Partner.
Fund IV, Fund IV Coinvest, Mezzanine, Blair Mezzanine Fund, Blair General Partner, Blair, Blairco, MacKenzie, Shipp and Walfish are collectively referred to herein as the “Reporting Group.”
During the last five years, the members of the Reporting Group have not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
Not applicable.
Item 4. Purpose of the Transaction.
On October 1, 2009, each member of the Majority Stockholder Group, together holding more than a majority of the voting power of the capital stock entitled to vote, executed a written consent to amend and restate the Issuer’s bylaws (the “Amended Bylaws”) for purposes of, among other things, expanding the number of directors constituting the Issuer’s board of directors from six (6) to fourteen (14) directors. The Majority Stockholder Group also appointed and elected employees of entities affiliated with MML Capital Partners, LLC, Fund IV and Fund IV Coinvest (collectively, “MML”) to fill the eight (8) newly created directorships.
On the same date, MML filed an application with the Delaware Court of Chancery under Section

Page 13 of 18 Pages

CUSIP No.	040311102	13D
225 of the Delaware General Corporation Law to hear and confirm the validity of the Majority Stockholder Group’s actions in adopting the Amended Bylaws and filling the eight (8) newly created directorships on the Issuer’s board. As part of this application, MML has requested the Court to promptly enter a status quo order permitting the incumbent directors and management to continue to manage the Issuer’s day-to-day operations during the pendency of this proceeding, but preventing them from taking any corporate actions not conducted in the ordinary course of business.
By taking control of the Issuer Board in this manner, the Majority Stockholder Group desires to continue the Issuer’s operations with minimum disruptions. Before a specific plan to stabilize the Issuer’s business can be developed, the newly constituted Issuer Board expects to direct a thorough evaluation of all of the operations of the Issuer and its subsidiaries.
Since all actions which were deemed necessary or appropriate by the Majority Stockholder Group have been taken, simultaneously with such actions being taken, the Majority Stockholder Group disbanded. As such, there are no further agreements, understandings or arrangements of any nature among the members of the Majority Stockholder Group or the Reporting Group, except for arrangements between Fund IV, Fund IV Coinvest and Mezzanine on the one hand, and Blair Mezzanine Fund, Blair General Partner, Blair, Blairco, MacKenzie, Shipp and Walfish on the other hand.
Item 5. Interest in Securities of the Issuer.
(a)

	Number of Common
	Shares Beneficially
Name	Owned	Percent of Class
Mezzanine Management Fund IV A, L.P.	5,300,100	48.7%
Mezzanine Management Fund IV Coinvest A, L.P.	69,700	0.6%
Mezzanine Management Limited	5,369,800	49.4%
William Blair Mezzanine Capital Fund III, L.P.	542,417	5.0%
William Blair Mezzanine Capital Partners III, L.L.C.	542,417	5.0%
William Blair & Company, L.L.C.	542,417	5.0%
Wilblairco Associates	542,417	5.0%
Timothy J. MacKenzie	542,417	5.0%
Terrance M. Shipp	542,417	5.0%
Marc J. Walfish	542,417	5.0%
(b)
Fund IV has the sole power to vote or to direct the vote of and the sole power to dispose of or to direct the disposition of zero shares of Common Stock. Fund IV shares the power to vote or to direct the vote of or to dispose of or to direct the disposition of 5,300,100 shares of Common Stock.

Fund IV Coinvest has the sole power to vote or to direct the vote of and the sole power to dispose of or to direct the disposition of zero shares of Common Stock. Fund IV Coinvest shares the power to vote or to direct the vote of or to dispose or to direct the disposition of 69,700 shares of Common Stock.

Page 14 of 18 Pages

CUSIP No.	040311102	13D

Mezzanine has the sole power to vote or to direct the vote of and the sole power to dispose of or to direct the disposition of zero shares of Common Stock. Mezzanine shares the power to vote or to direct the vote of or to dispose or to direct the disposition of 5,369,800 shares of Common Stock.

Blair Mezzanine Fund has the sole power to vote or to direct the vote of or to dispose or to direct the disposition of 542,417 shares of Common Stock. Blair Mezzanine Fund shares the power to vote or to direct the vote of and the power to dispose of or to direct the disposition of zero shares of Common Stock.

Blair General Partner has the sole power to vote or to direct the vote of or to dispose or to direct the disposition of 542,417 shares of Common Stock. Blair General Partner shares the power to vote or to direct the vote of and the power to dispose of or to direct the disposition of zero shares of Common Stock.

Blair has the sole power to vote or to direct the vote of and the sole power to dispose of or to direct the disposition of zero shares of Common Stock. Blair shares the power to vote or to direct the vote of or to dispose or to direct the disposition of 542,417 shares of Common Stock.

Blairco has the sole power to vote or to direct the vote of and the sole power to dispose of or to direct the disposition of zero shares of Common Stock. Blairco shares the power to vote or to direct the vote of or to dispose or to direct the disposition of 542,417 shares of Common Stock.

MacKenzie has the sole power to vote or to direct the vote of and the sole power to dispose of or to direct the disposition of zero shares of Common Stock. MacKenzie shares the power to vote or to direct the vote of or to dispose or to direct the disposition of 542,417 shares of Common Stock.

Shipp has the sole power to vote or to direct the vote of and the sole power to dispose of or to direct the disposition of zero shares of Common Stock. Shipp shares the power to vote or to direct the vote of or to dispose or to direct the disposition of 542,417 shares of Common Stock.

Walfish has the sole power to vote or to direct the vote of and the sole power to dispose of or to direct the disposition of zero shares of Common Stock. Walfish shares the power to vote or to direct the vote of or to dispose or to direct the disposition of 542,417 shares of Common Stock.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

Page 15 of 18 Pages

CUSIP No.	040311102	13D
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Not applicable.
Item 7. Material to be Filed as Exhibits.
Exhibit A — Joint Filing Agreement.
Exhibit B — Argyle Security Inc. Written Consent of Stockholders dated October 1, 2009.
Exhibit C — Press Release filed by MML on October 1, 2009.

Page 16 of 18 Pages

CUSIP No.	040311102	13D
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: October 1, 2009

MEZZANINE MANAGEMENT FUND IV A, L.P.
By:	/s/ Christopher C. Morris
	Name:	Christopher C. Morris
	Title:	Authorized Signatory

MEZZANINE MANAGEMENT FUND IV COINVEST A, L.P.
By:	/s/ Christopher C. Morris
	Name:	Christopher C. Morris
	Title:	Authorized Signatory

MEZZANINE MANAGEMENT LIMITED
By:	/s/ Christopher C. Morris
	Name:	Christopher C. Morris
	Title:	Authorized Signatory

[Additional signatures on the following page]

Page 17 of 18 Pages

CUSIP No.	040311102	13D

WILLIAM BLAIR MEZZANINE CAPITAL FUND III, L.P.
By:	William Blair Mezzanine Capital
Partners III, L.L.C., its general partner

By:	/s/ Terrance M. Shipp
	Name:	Terrance M. Shipp
	Title:	Initial Managing Director

WILLIAM BLAIR MEZZANINE CAPITAL PARTNERS III, L.L.C.
By:	/s/ Terrance M. Shipp
	Name:	Terrance M. Shipp
	Title:	Initial Managing Director

WILLIAM BLAIR & COMPANY, L.L.C.
By:	/s/ E. David Coolidge III
	Name:	E. David Coolidge III
	Title:	Principal

WILBLAIRCO ASSOCIATES
By:	/s/ James D. McKinney
	Name:	James D. McKinney
	Title:	Principal

TIMOTHY J. MACKENZIE
/s Timothy J. MacKenzie
Timothy J. MacKenzie

TERRANCE M. SHIPP
/s/ Terrance M. Shipp
Terrance M. Shipp

MARC J. WALFISH
/s/ Marc J. Walfish
Marc J. Walfish

Page 18 of 18 Pages

EXHIBIT INDEX
Exhibit A — Joint Filing Agreement.
Exhibit B — Argyle Security Inc. Written Consent of Stockholders dated October 1, 2009.
Exhibit C — Press Release filed by MML on October 1, 2009.